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                               February 17, 2023

       Lili Hu
       Chief Financial Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Form 10-K/A for the
Year Ended December 31, 2021
                                                            Filed February 6,
2023
                                                            File No. 001-34449

       Dear Lili Hu:

              We have reviewed your February 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2022 letter.

       Form 10-K/A for the Year Ended December 31, 2021

       Item 1. Business
       Overview of Our Business, page 2

   1.                                                   You disclose that    as
of December 31, 2021, our WFOE owns [ ] to the VIEs.    We
                                                        remind you to quantify
any cash flows and transfers of other assets by type that have occurred between the
holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer
in future annual filings. Your disclosure should clearly indicate whether or not any
transfers, dividends, or distributions have been made to date.
       VIE Arrangements, page 6

   2. Please revise future annual filings to clarify in the first paragraph that the company is the primary beneficiary of
the VIEs for accounting purposes.
 Lili Hu
Planet Green Holdings Corp.
February 17, 2023
Page 2
Financial Information Related to the VIEs, page 8

3. We note that you presented consolidating financial statements as of, and for the year ended, December 31, 2021. In future annual filings, please present consolidating financial statements as of the same dates and for the same periods for which audited consolidated financial statements are required.
Cash Flows through Our Organization, page 10

4. We note the revisions to your disclosure on page 10. Please revise future annual filings to provide disclosure with respect to all transfers, distributions, or dividends; and not limited to only those during the most current year then ended.
Audited Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Enterprise-wide Disclosure, page F-11

5. We note your response to prior comment 5. Notwithstanding your determination that you consider yourself to operate within one reportable segment, please revise future annual filings to also provide the entity-wide disclosures required by ASC 280-10-50-38 through
         50-42.
       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions.



FirstName LastNameLili Hu                                       Sincerely,
Comapany NamePlanet Green Holdings Corp.
                                                                Division of
Corporation Finance
February 17, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName